SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: September 14, 2021

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from August 1, 2021 to August 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 14, 2021

[This is a translation of the Share Buyback Report for the period from August 1, 2021 to August 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 14, 2021]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of August 31, 2021)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) August 12 August 13 August 16 August 17 August 18 August 19 August 20 August 23 August 24 August 25 August 26 August 27 August 30 August 31	48,500 67,500 125,400 96,000 101,300 114,900 98,300 113,600 109,800 77,200 68,100 49,600 61,400 62,100	535,729,500 752,816,500 1,370,847,500 1,035,255,000 1,100,046,000 1,229,830,500 1,047,044,000 1,245,187,000 1,253,050,500 885,214,000 769,464,500 555,536,000 690,155,500 703,177,000
Total	―	1,193,700	13,173,353,500
Total number of shares repurchased as of the end of the reporting month	1,916,500		20,647,916,200
Progress of the repurchase (%)	7.67		10.32
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of August 31, 2021)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) August 2 August 3 August 4 August 5 August 10 August 11 August 12 August 16 August 17 August 18 August 19 August 20 August 26 August 27 August 30 August 31	3,600 3,400 4,024 11,000 3,000 3,700 127,501 8,000 1,811 20,600 1,346,292 2,300 1,700 1,003 1,000 1,601	21,921,120 20,703,280 24,502,941 66,981,200 18,267,600 22,530,040 776,379,089 48,713,600 11,027,541 125,437,520 8,197,841,246 14,005,160 10,351,640 6,107,468 6,089,200 9,748,809
Total	―	1,540,532	9,380,607,454
Total amount	1,540,532		9,380,607,454

3.	Status of Shares Held in Treasury
(as of August 31, 2021)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	21,005,928

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